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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Nextel Partners, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
65333F107
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 65333F107	Schedule 13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS: Motorola, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		500,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		500,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	500,000 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	.25% (See Item 2 and Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No. 65333F107	Schedule 13G	Page 3 of 7 Pages
Item 1.

(a)	Name of Issuer: Nextel Partners, Inc. (“NPI”)

(b)	Address of Issuer’s Principal Executive Offices:	4500 Carillon Point Kirkland, WA 98033
Item 2(a), Item 2(b) and Item 2(c). Name of Person Filing, Address of Principal Business Office and Citizenship:
This Schedule 13G is filed on behalf of Motorola, Inc., (the “Reporting Person”), a Delaware corporation, whose principal business office is 1303 Algonquin Road, Schaumburg, IL 60196.
Pursuant to Rule 13d-5(b)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the “Exchange Act”), the Reporting Person, along with certain individuals and corporations (the “Non-Reporting Persons”) identified below, may be deemed, as a group, to have beneficial ownership of certain shares of the Class A Common Stock (the “Class A Common Stock”) and Class B Common Stock (the “Class B Common Stock”) of NPI as a result of the Reporting Person and the Non-Reporting Persons being signatories to the Amended and Restated Shareholders Agreement, dated February 18, 2000, as amended, by and among NPI and the shareholders listed therein, (the “Shareholders Agreement”). Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that a group exists within the meaning of the Exchange Act. The holders of the Class A and Class B Common Stock are entitled to one vote per share on all matters in which they are entitled to vote. Based on information provided by Nextel WIP Corp., it owns 100% of the outstanding Class B Common Stock, which is convertible into Class A Common Stock on a one-for-one basis at any time upon transfer to a person other than Nextel Communications, Inc. (“NCI”), a majority-owned NCI subsidiary or a person or entity controlling NCI. However, because such transfers are prohibited under the Shareholders Agreement and the Issuer’s Restated Certificate of Incorporation until January 29, 2011, this Schedule 13G assumes Nextel WIP Corp. does not currently have the right to acquire shares of Class A Common Stock upon conversion of the Class B Common Stock.
Non-Reporting Persons:
The following Non-Reporting Persons is referred to herein as the “Non-Voting Entity.”
1.	Eagle River Investments LLC (Washington limited liability company)

2300 Carillon Point Kirkland, WA 98033-7353

CUSIP No. 65333F107	Schedule 13G	Page 4 of 7 Pages
The following Non-Reporting Persons (Nos. 2 — 6) are referred to herein as the “Voting Entities.”
2.	Madison Dearborn Capital Ptrs II, LP (Delaware limited partnership)

3 First National Plaza Suite 3800 Chicago, IL 60602

3.	Nextel WIP Corp. (Delaware corporation)

2001 Edmund Halley Drive Reston, VA 20191

4.	David Aas (US citizen)

5.	John Chapple (US citizen)

6.	Mark Fanning (US citizen)

4500 Carillon Point Kirkland, WA 98033
(d)	Title of class of securities: Class A Common Stock

(e)	CUSIP number: 65333F107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a) – (c).	Amount beneficially owned, percent of class and voting/dispositive power.
Although the Reporting Person disclaims beneficial ownership of any shares of Class A Common Stock and Class B Common Stock beneficially owned by each other Non-Reporting Person, pursuant to the Exchange Act and the regulations thereunder, the Reporting Person and the Non-Reporting Persons may be deemed as a group to have beneficial ownership of 18,420,928 shares of Class A Common Stock and 84,632,604 shares of the Class B Common Stock, the aggregate number of shares of Common Stock which are subject to the terms of the Stockholders Agreement, representing 9.21% of the outstanding shares of the Class A Common Stock and 100% of the outstanding shares of the Class B Common as of December 31, 2005. The holders of the Class A Common Stock and the Class B Common Stock are entitled to one vote per share on all matters in which they are entitled to vote.
Based on information provided by Nextel WIP Corp., it owns 100% of the outstanding Class B Common Stock. The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis at any time upon transfer to a person other than NCI, a majority-owned NCI subsidiary or a person or entity controlling NCI. However, because such transfers are prohibited under the Shareholders Agreement and the Issuer’s Restated Certificate of Incorporation until January 29, 2011, this Schedule 13G assumes Nextel WIP Corp. does not currently have the right to acquire shares of Class A Common Stock upon conversion of the Class B Common Stock. Accordingly, pursuant to Rule 13d-3(d)(1)(i)

CUSIP No. 65333F107	Schedule 13G	Page 5 of 7 Pages
under the Exchange Act, the shares of Class B Common Stock held by Nextel WIP Corp. are not deemed to be outstanding shares of Class A Common Stock for purposes of computing the percentage of Class A Common Stock beneficially owned by Nextel WIP Corp and of the Reporting Person and Non-Reporting Persons, as a group.
The Reporting Person has, as of December 31, 2005, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the number of shares of Class A Common Stock as described below.
The Reporting Person has the sole power to vote and dispose of 500,000 shares of Class A Common Stock, or .25% of the outstanding shares of the Class A Common Stock.
The Reporting Person may be deemed to also have the shared power to vote an aggregate of 15,341,069 shares or 7.67% of the outstanding shares of the Class A Common Stock. The Reporting Person also may be deemed to have the shared power to dispose an aggregate of 17,920,928 shares or 8.96% of the outstanding shares of the Class A Common Stock. The Reporting Person disclaims beneficial ownership of all shares of which it may be deemed to have shared power to vote or dispose.
The Non-Reporting Persons, as of December 31, 2005, may be deemed to have shared power to direct the disposition of an aggregate of 17,920,928 shares, or 8.96% of the outstanding shares of the Class A Common Stock, and 84,632,604 shares or 100% of the outstanding shares of the Class B Common Stock. The Voting Entities may be deemed to have shared power to vote an aggregate of 15,341,069 shares or 7.67% of the outstanding shares of Class A Common Stock and 84,632,604 shares or 100% of the outstanding shares of the Class B Common Stock. The Non-Voting Entity may be deemed to have power to vote an aggregate of 2,579,859 shares, or 1.29% of the outstanding shares of Class A Common Stock.
Set forth below is the number of shares of Class A Common Stock, as of December 31, 2005, that are (i) beneficially owned by the Reporting Person and (ii) based on information provided by the Non-Reporting Persons, beneficially owned by each Non-Reporting Person and subject to the Shareholders Agreement:

	Number of Shares of Class A
	Common Stock Subject to	Percentage of Class
Beneficial Owner	Shareholders Agreement	A Common Stock (1)
Madison Dearborn Capital Partners II, L.P.	12,349,179	6.2%
Eagle River Investments LLC (2)	2,579,859	1.3%
Motorola, Inc.	500,000	*
David Aas (3)	757,380	*
John Chapple (4)	1,856,024	*
Mark Fanning (5)	378,486	*
TOTAL	18,420,928	9.21%
*Less than 1%
(1)	Based on 200,072,729 shares of Class A Common Stock outstanding as of December 31, 2005 as provided by Nextel Partners, Inc. to other Non-Reporting Persons
(2)	Based upon information provided to other Non-Reporting Persons, this includes 922,816 shares held by the Craig and Susan McCaw Foundation over which Eagle River has sole voting and dispositive power.
(3)	Based on information provided by other Non-Reporting Persons, Mr. Aas also beneficially owns 7,347 shares of Class A Common Stock and a currently exercisable option to purchase 803,750 shares of Class A Common Stock, none of which are subject to the Shareholders Agreement. Including the shares subject to the Shareholders Agreement, Mr. Aas beneficially owns an aggregate of 1,568,477 shares of Class A Common Stock, which represents .78% of the outstanding Class A Common Stock as of December 31, 2005.

CUSIP No. 65333F107	Schedule 13G	Page 6 of 7 Pages
(4)	Based on information provided by other Non-Reporting Persons, includes 736,666 shares held by JRC Coho LLC, an entity controlled by Mr. Chapple. Mr. Chapple also beneficially owns 148,948 shares of Class A Common Stock (of which, 145,000 shares are held by Panther Lake LLC, an entity controlled by Mr. Chapple and an individual no longer subject to the Shareholders Agreement) and a currently exercisable option to purchase 1,580,000 shares of Class A Common Stock, none of which are subject to the Shareholders Agreement. Including the shares subject to the Shareholders Agreement, Mr. Chapple beneficially owns an aggregate of 3,584,972 shares of Class A Common Stock, which represents 1.78% of the outstanding Class A Common Stock as of December 31, 2005.
(5)	Based on information provided by other Non-Reporting Persons, Mr. Fanning also beneficially owns 7,782 shares of Class A Common Stock and a currently exercisable option to purchase 590,000 shares of Class A Common Stock, none of which are subject to the Shareholders Agreement. Including the shares subject to the Shareholders Agreement, Mr. Fanning beneficially owns an aggregate of 976,268 shares of Class A Common Stock, which represents .49% of the outstanding Class A Common Stock as of December 31, 2005.
Based on information provided by Nextel WIP Corp., it owns 100% of the outstanding Class B Common Stock. The Class B Common Stock is convertible into Class A Common Stock at any time on a one-for-one basis upon transfer to a person other than NCI, a majority-owned NCI subsidiary or a person or entity controlling NCI. However, because such transfers are prohibited under the Shareholders Agreement and the Nextel Partners, Inc. Restated Certificate of Incorporation until January 29, 2011, this Schedule 13G assumes Nextel WIP Corp. does not currently have the right to acquire shares of Class A Common Stock upon conversion of the Class B Common Stock.

Item 5.	Ownership of five percent or less of a class:

Not Applicable

Item 6.	Ownership of more than five percent on behalf of another person:

See Item 4

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

Not Applicable

Item 8.	Identification and classification of members of the group:

Not Applicable

Item 9.	Notices of dissolution of group:

Not Applicable

Item 10.	Certification:

Not Applicable

CUSIP No. 65333F107	Schedule 13G	Page 7 of 7 Pages
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2006	MOTOROLA, INC.
	By:	/s/ Carol H. Forsyte
		Name:	Carol H. Forsyte
		Title:	Vice President, Corporate and Securities, Law Department